UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 10, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of March 9, 2015, should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014. It should also be read together with the text below on forward-looking statements in the Section entitled “Forward-Looking Statements.”

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.

Financial Highlights

(In millions of US dollars, except per share amounts, selected ratios, and trading volume information)

(Unaudited)

	2014	2013	2012
	$	$	$
Operations
Revenue	812.7	781.5	784.4
Gross margin (1)	20.1%	20.3%	17.7%
Net earnings	35.8	67.4	20.4
Adjusted net earnings (2)	52.4	103.4	40.1
Adjusted EBITDA (2)	103.9	103.1	85.6
Cash flows from operating activities	86.9	82.2	84.5
Free cash flow (2)	46.3	35.3	62.9
Capital expenditures (3)	40.6	46.8	21.6
Effective Tax Rate (4)	39.0%	-113.5%	1.0%

Per Common Share
Net earnings - diluted	0.58	1.09	0.34
Adjusted net earnings - diluted (2)	0.84	1.68	0.66
Dividend paid per share	0.40	0.24	0.08

Financial Position
Working capital (5)	128.2	115.0	111.7
Total assets	466.7	465.2	426.2
Net debt (6)	114.9	127.3	145.4
Shareholders’ equity	227.5	230.4	153.8
Cash and loan availability (7)	206.2	50.3	54.7

(continued)

Financial Highlights (continued)

	2014	2013	2012
	$	$	$
Selected Ratios
Current Ratio (8)	2.50	2.32	2.28
Leverage Ratio (9)	1.19	1.26	1.77
Return on equity (10)	15.7%	29.2%	13.2%

Stock Information
Weighted average shares outstanding - diluted (11)	62,061	61,633	60,629
Shares outstanding as of December 31 (11)	60,436	60,777	59,625

The Toronto Stock Exchange (CDN$)
Share price as of December 31	18.61	14.03	8.00
High: 52 weeks	19.95	15.62	9.07
Low: 52 weeks	11.12	7.96	3.12

(1)	Gross profit divided by revenue
(2)	These are non-GAAP measures defined below and accompanied by the reconciliation to the closest GAAP measure
(3)	Purchases of property, plant and equipment
(4)	Refer to Note 5 – Income Taxes to the Consolidated Financial Statements as of and for the year ended December 31, 2014
(5)	Current assets less current liabilities
(6)	Long-term debt plus installments on long-term debt less cash
(7)	Refer to Note 13 – Long-Term Debt to the Consolidated Financial Statements as of and for the year ended December 31, 2014.
(8)	Current assets divided by current liabilities
(9)	Long-term debt plus installments on long-term debt divided by adjusted EBITDA
(10)	Net earnings divided by end of period shareholders’ equity
(11)	In thousands

2014 Share Prices

	High	Low	Close	ADV(1)
The Toronto Stock Exchange (CDN$)
Q1	14.06	11.12	12.44	193,223
Q2	13.21	11.50	11.84	212,924
Q3	16.37	11.84	16.27	193,090
Q4	19.95	14.53	18.61	186,471

(1)	Average Daily Volume

Consolidated Quarterly Statements of Earnings (Loss)

(In thousands of US dollars, except per share amounts)

(Unaudited)

	1st Quarter			2nd Quarter
	2014	2013	2012	2014	2013	2012
	$	$	$	$	$	$
Revenue	199,948	196,695	198,912	202,925	193,462	197,751
Cost of sales	157,250	158,389	166,505	158,875	151,202	161,629

Gross profit	42,698	38,306	32,407	44,050	42,260	36,122

Gross margin	21.4%	19.5%	16.3%	21.7%	21.8%	18.3%

Selling, general and administrative expenses	18,980	22,959	18,373	20,561	20,208	20,653
Research expenses	2,074	1,602	1,519	1,667	1,589	1,650

	21,054	24,561	19,892	22,228	21,797	22,303

Operating profit before manufacturing facility closures, restructuring and other related charges	21,644	13,745	12,515	21,822	20,463	13,819

Manufacturing facility closures, restructuring and other related charges	1,384	27,201	546	1,020	924	14,152

Operating profit (loss)	20,260	(13,456)	11,969	20,802	19,539	(333)

Finance costs
Interest	831	1,753	3,355	864	1,846	3,384
Other expense, net	352	160	473	370	437	667

	1,183	1,913	3,828	1,234	2,283	4,051

Earnings (loss) before income tax expense (benefit)	19,077	(15,369)	8,141	19,568	17,256	(4,384)
Income tax expense (benefit)
Current	457	751	493	1,062	1,909	353
Deferred	6,986	(312)	(61)	6,392	226	(848)

	7,443	439	432	7,454	2,135	(495)

Net earnings (loss)	11,634	(15,808)	7,709	12,114	15,121	(3,889)

Earnings (loss) per share

Basic	0.19	(0.26)	0.13	0.20	0.25	(0.07)
Diluted	0.19	(0.26)	0.13	0.19	0.25	(0.07)

Weighted average number of common shares outstanding

Basic	60,776,649	59,692,751	58,961,050	60,825,745	60,288,991	58,981,435
Diluted	62,019,844	59,692,751	60,156,176	62,569,430	61,584,732	58,981,435

Consolidated Quarterly Statements of Earnings (Loss)

(In thousands of US dollars, except per share amounts)

(Unaudited)

	3rd Quarter			4th Quarter
	2014	2013	2012	2014	2013	2012
	$	$	$	$	$	$
Revenue	209,109	199,853	198,476	200,750	191,490	189,291
Cost of sales	168,447	159,872	163,499	164,527	153,543	154,048

Gross profit	40,662	39,981	34,977	36,223	37,947	35,243

Gross margin	19.4%	20.0%	17.6%	18.0%	19.8%	18.6%

Selling, general and administrative expenses	23,153	20,547	19,260	23,261	18,968	20,849
Research expenses	1,778	1,701	1,530	2,354	2,008	1,528

	24,931	22,248	20,790	25,615	20,976	22,377

Operating profit before manufacturing facility closures, restructuring and other related charges	15,731	17,733	14,187	10,608	16,971	12,866

Manufacturing facility closures, restructuring and other related charges	1,560	934	387	963	1,647	3,172

Operating profit	14,171	16,799	13,800	9,645	15,324	9,694

Finance costs
Interest	867	1,261	3,347	2,069	847	3,147
Other expense, net	426	190	(192)	380	159	355

	1,293	1,451	3,155	2,449	1,006	3,502

Earnings before income tax expense (benefit)	12,878	15,348	10,645	7,196	14,318	6,192
Income tax expense (benefit)
Current	2,914	729	(888)	(768)	233	969
Deferred	3,953	200	659	1,907	(39,540)	(464)

	6,867	929	(229)	1,139	(39,307)	505

Net earnings	6,011	14,419	10,874	6,057	53,625	5,687

Earnings per share

Basic	0.10	0.24	0.18	0.10	0.88	0.10
Diluted	0.10	0.23	0.18	0.10	0.86	0.09

Weighted average number of common shares outstanding

Basic	60,790,184	60,731,173	59,028,088	60,427,043	60,776,649	59,316,858
Diluted	62,457,931	62,072,583	61,054,123	62,307,696	62,170,733	61,036,145

Overview

Intertape Polymer Group Inc. operates in the specialty packaging industry in North America. The Company develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin packaging films, woven coated fabrics and complementary packaging systems for industrial and retail use. The Company’s products primarily consist of: carton sealing tapes, including pressure sensitive and water activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; shrink film; stretch wrap; lumberwrap, structure fabrics, geomembrane fabrics; and non-manufactured flexible intermediate bulk containers.

The Company reported a 4.0% increase in revenue for 2014 as compared to 2013 primarily due to an increase in average selling price, including the impact of product mix and an increase in sales volume. Gross margin decreased to 20.1% in 2014 primarily due to duplicate overhead costs (“South Carolina Duplicate Overhead Costs”) incurred to support the previously announced relocation and modernization of the Columbia, South Carolina manufacturing operation to the new facility in Blythewood, South Carolina (“South Carolina Project”), an unfavourable product mix variance and a non-cash charge related to the settlement of the former Brantford, Ontario manufacturing facility pension plan (“Brantford Pension Charge”), partially offset by an increase in the spread between selling prices and higher raw material costs and net manufacturing cost reductions. Total capital expenditures for 2014 were $40.6 million, including $24.3 million related to the South Carolina Project. Net debt for 2014 was reduced by $12.4 million to $114.9 million at December 31, 2014. Free cash flows increased in 2014 by $11.0 million to an inflow of $46.3 million, primarily due to lower capital expenditures and an increase in gross profit.

Adjusted EBITDA increased $0.8 million from $103.1 million for 2013 to $103.9 million for 2014. The increase in adjusted EBITDA for 2014 compared to 2013 was primarily due to an increase in gross profit partially offset by (i) an increase in professional fees, (ii) an increase in research expenses, (iii) additional expenses associated with credit insurance coverage commencing for accounts receivable in the fourth quarter of 2013 and (iv) the non-recurrence of a bad debt recovery recorded in 2013.

Net earnings for 2014 decreased to $35.8 million ($0.59 basic earnings per share and $0.58 diluted earnings per share) from $67.4 million ($1.12 basic earnings per share and $1.09 diluted earnings per share) for 2013. The decrease was primarily due to the non-recurrence of the $43.0 million tax benefit recorded during 2013 to recognize the previously derecognized US deferred tax assets and the partial utilization of such deferred tax assets during 2014. The decrease was partially offset by higher manufacturing facility closures, restructuring and other related charges recorded in the first quarter of 2013 when the South Carolina Project was announced.

Adjusted net earnings for 2014 decreased to $52.4 million ($0.86 basic adjusted earnings per share and $0.84 diluted adjusted earnings per share) from $103.4 million ($1.71 basic adjusted earnings per share and $1.68 diluted adjusted earnings per share) for 2013. Adjusted net earnings decreased in 2014 primarily due to the non-recurrence of the $43.0 million tax benefit recorded during 2013 to recognize the previously derecognized US deferred tax assets and the partial utilization of such deferred tax assets during 2014.

On July 7, 2014, the Company announced a normal course issuer bid (“NCIB”) effective July 10, 2014. In connection with this NCIB, the Company is entitled to repurchase for cancellation up to 2,000,000 of the Company’s common shares issued and outstanding. The NCIB will expire July 9, 2015. As of December 31, 2014, the Company has repurchased 597,500 common shares at an average price of CDN$14.35 per share, including commissions, for a total purchase price of $7.8 million.

On July 7, 2014, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend by 50% from $0.32 to $0.48 per share. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook. The declaration and payment of future dividends, however, are discretionary and will be subject to determination by the Board of Directors each quarter following its review of, among other considerations, the Company’s financial performance. Total dividends paid during 2014 were $24.3 million or $0.40 per share.

On October 30, 2014, the Company completed the final steps of a multi-step plan to reorganize the capital structure of several of its legal entities (“Legal Entity Reorganization”) in order to more efficiently manage its intercompany debt. The Company incurred $1.8 million of upfront income tax expense for the year ended December 31, 2014 in connection with the Legal Entity Reorganization plan. This reorganization is also expected to result in an ongoing annual income tax benefit of over $7 million beginning on October 30, 2014.

On November 14, 2014, the Company announced a new five-year $300 million revolving credit facility (“Revolving Credit Facility”). The Revolving Credit Facility replaced the Company’s previous $200 million asset-based loan facility (“ABL facility”) and was used to fully prepay the outstanding balances of a real estate loan and mortgage debt originally obtained in connection with the South Carolina Project. The Revolving Credit Facility includes an incremental accordion feature of $150 million, which will enable the Company to increase the limit of this facility if needed, and bears a variable interest rate primarily based on LIBOR. The variable rate is lower than that of the previous ABL and mortgage debt.

On March 9, 2015, the Board of Directors declared a quarterly dividend of $0.12 per common share payable on March 31, 2015 to shareholders of record at the close of business March 19, 2015.

Outlook

The Company anticipates the first quarter of 2015 revenue to be lower than the first quarter of 2014 primarily due to the temporary impact on demand from the de-stocking of inventory by our customers, and a decline in average selling price mainly in film products, both due to the recent decline in resin and crude oil prices.

Gross margin and adjusted EBITDA in the first quarter of 2015 are also anticipated to be lower than the first quarter of 2014 due to the factors mentioned above, as well as the impact of the South Carolina Duplicate Overhead Costs as we continue our major transition of operations in the first half of 2015.

The Company anticipates approximately $2.3 million in South Carolina Duplicate Overhead Costs in the first quarter of 2015 of which approximately $0.7 million are non-cash charges and will not affect adjusted EBITDA. Duplicate Overhead Costs are expected to total approximately $3.7 million in the first half of the year.

Manufacturing cost reductions for 2015 are expected to be $15 to $18 million, which includes the cash savings from the South Carolina Project. Consistent with prior years, the Company anticipates that some of these cost savings will be offset by other manufacturing costs that are expected to increase.

Gross margin is expected to be between 22% and 24% upon completion of the South Carolina Project, which is still anticipated to be completed in the first half of 2015.

Total capital expenditures for 2015 are currently expected to be between $32 and $37 million excluding any additional high-return projects identified throughout the year.

Income taxes for 2015 are still expected to result in a 30% to 35% effective tax rate and full utilization of US net operating losses towards the end of 2015.

Results of Operations

Revenue

Revenue for the year ended December 31, 2014 totalled $812.7 million, a $31.2 million or 4.0% increase from $781.5 million for the year ended December 31, 2013. Average selling price, including the impact of product mix, increased approximately 3% which had an impact of approximately $23.3 million in 2014 compared to 2013 primarily due to (i) higher prices to manage the spread between selling prices and higher raw material costs, and (ii) a favourable product mix across the Company’s major product categories. Sales volume for 2014 increased approximately 1% which had an impact of approximately $7.9 million compared to 2013 primarily due to increased demand in certain woven and tape products. The Company believes that the increase in woven product demand was primarily driven by an increased utilization of the Company’s products within the agro-environmental market and growth within the building and construction market. The increase in the Company’s tape product demand was primarily driven by net growth in demand across both the industrial tape and carton sealing tape product offerings.

Revenue for the year ended December 31, 2013 totalled $781.5 million, a $2.9 million or 0.4% decrease from $784.4 million for the year ended December 31, 2012. Selling prices, including the impact of product mix, increased approximately 2% and sales volume decreased approximately 3% in 2013 compared to 2012. The increase in selling prices, including the impact of product mix, was primarily due to higher prices of equivalent units to pass through raw material cost increases which is reflective of a more favourable pricing environment as well as improved mix from reduction in sales of lower margin products. The sales volume decrease was primarily due to the reduction in sales of lower margin products resulting from the de-emphasis of the sale of such products.

Revenue for the fourth quarter of 2014 totalled $200.8 million, a $9.3 million or 4.8% increase from $191.5 million for the same period in 2013. The increase in revenue was primarily due to an increase in sales volume of approximately 5% which had an impact of approximately $9.7 million primarily driven by increased demand in certain tape and woven products. The increase in the Company’s tape product demand was primarily driven by a net increase in carton sealing tape demand. The Company believes that the increase in demand in the Company’s woven products was primarily driven by increased demand within the agro-environmental and building and construction markets. Average selling price, including the impact of product mix, for the fourth quarter of 2014 was comparable to the fourth quarter of 2013 with a slight decrease of approximately $0.4 million.

Revenue for the fourth quarter of 2014 totalled $200.8 million, an $8.4 million or 4.0% decrease from $209.1 million for the third quarter of 2014. The decrease in revenue was primarily due to a decrease in average selling price, including the impact of product mix, of approximately 4% which had an impact of approximately $9.2 million. Average selling price, including the impact of product mix, decreased in the fourth quarter of 2014 compared to the third quarter of 2014 primarily due to a shift in the mix from the increase in sales of certain tape products. Sales volume for the fourth quarter of 2014 was comparable to the third quarter of 2014 with a slight increase of approximately $0.9 million.

Gross Profit and Gross Margin

Gross profit totalled $163.6 million for the year ended December 31, 2014, a $5.1 million or 3.2% increase from $158.5 million for the year ended December 31, 2013. Gross margin was 20.1% in 2014 and 20.3% in 2013. The increase in gross profit in 2014 compared to 2013 was primarily due to an increase in the spread between selling prices and higher raw material costs, net manufacturing cost reductions and an increase in sales volume. The increase was partially offset by approximately $3.5 million of South Carolina Duplicate Overhead Costs, of which $0.7 million are non-cash charges and did not affect adjusted EBITDA, a total of $1.6 million related to the non-cash Brantford Pension Charge and an unfavourable product mix variance. Gross margin decreased in 2014 compared to 2013 primarily due to the South Carolina Duplicate Overhead Costs, an unfavourable product mix variance and the non-cash Brantford Pension Charge, partially offset by an increase in the spread between selling prices and higher raw material costs and net manufacturing cost reductions.

Gross profit totalled $158.5 million for 2013, a $19.7 million or 14.2% increase from $138.7 million for 2012. Gross margin was 20.3% in 2013 and 17.7% in 2012. The increase in gross profit in 2013 compared to 2012 was primarily due to improved product mix from continued progress made toward reducing sales of lower margin products, an increase in the spread between selling prices and raw material costs and net manufacturing cost reductions partially offset by lower sales volume. The increase in gross margin in 2013 compared to 2012 was primarily due to an improved product mix from continued progress made toward reducing sales of lower margin products, net manufacturing cost reductions and an increase in the spread between selling prices and raw material costs.

Gross profit totalled $36.2 million for the fourth quarter of 2014, a $1.7 million or 4.5% decrease from $37.9 million for the fourth quarter of 2013. Gross margin was 18.0% in the fourth quarter of 2014 and 19.8% in the fourth quarter of 2013. As compared to the fourth quarter of 2013, gross profit decreased primarily due to an unfavourable product mix variance and approximately $1.6 million of South Carolina Duplicate Overhead Costs, of which $0.3 million are non-cash charges and did not affect adjusted EBITDA. The decrease was partially offset by an increase in sales volume, net manufacturing cost reductions, as manufacturing cost reduction programs exceeded temporary manufacturing issues encountered and higher employee medical costs, and an increase in the spread between selling prices and higher raw material costs. Gross margin decreased primarily due to an unfavourable product mix variance and the South Carolina Duplicate Overhead Costs, partially offset by net manufacturing cost reductions and an increase in the spread between selling prices and higher raw material costs. Included in gross profit in the fourth quarter of 2014 is $0.3 million related to the non-cash Brantford Pension Charge.

Gross profit for the fourth quarter of 2014 decreased $4.4 million or 10.9% from $40.7 million in the third quarter of 2014. Gross margin was 18.0% in the fourth quarter and 19.4% in the third quarter of 2014. As compared to the third quarter of 2014, gross profit decreased primarily due to an unfavourable product mix variance, a decrease in the spread between selling prices and higher raw material costs, approximately $0.5 million in incremental South Carolina Duplicate Overhead Costs, and net manufacturing cost increases, partially offset by a decrease of $1.1 million in the non-cash Brantford Pension Charge and an increase in sales volume. The increase in net manufacturing costs was primarily related to lower manufacturing cost reductions, temporary manufacturing issues encountered and higher employee medical costs. Gross margin decreased primarily due to an unfavourable product mix variance, a decrease in the spread between selling prices and higher raw material costs, incremental South Carolina Duplicate Overhead Costs and the above mentioned temporary net manufacturing cost increases, partially offset by the non-recurrence of a portion of the non-cash Brantford Pension Charge.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2014 totalled $86.0 million, a $3.3 million or 4.0% increase from $82.7 million for the year ended December 31, 2013. As a percentage of revenue, SG&A was 10.6% for both 2014 and 2013. The increase in SG&A in 2014 compared to 2013 was primarily due to (i) an increase in stock compensation expense primarily due to new grants awarded during 2014, (ii) an increase in the expense associated with credit insurance coverage commencing for accounts receivable in the fourth quarter of 2013, (iii) the non-recurrence of a bad debt recovery recorded in 2013, and (iv) an increase in professional fees. The increase was partially offset by a decrease due to the non-recurrence of a provision with respect to the resolution of a contingent liability recorded in 2013.

SG&A for the year ended December 31, 2013 totalled $82.7 million, a $3.5 million or 4.5% increase from $79.1 million for the year ended December 31, 2012. As a percentage of revenue, SG&A was 10.6% and 10.1% for 2013 and 2012, respectively. The increase of $3.5 million in 2013 compared to 2012 was primarily due to increased stock-based compensation expense and a provision with respect to the resolution of a contingent liability, partially offset by the non-recurrence of professional fees related to managerial reporting enhancements during 2012. The increase in stock-based compensation expense primarily related to the impact of award vesting and an increase in the Company’s Stock Appreciation Rights (“SARs”) expense due to an increase in the Company’s share price.

SG&A totalled $23.3 million for the fourth quarter of 2014, a $4.3 million or 22.6% increase from $19.0 million in the fourth quarter of 2013. SG&A increased primarily due to (i) an increase in stock-based compensation expenses resulting primarily from the impact of an increase in the Company’s share price on SARs expense in the fourth quarter of 2014, as opposed to a decrease in the stock price during the fourth quarter of 2013, (ii) an increase in professional fees, and (iii) an overall increase in variable compensation expenses resulting from higher revenue.

SG&A in the fourth quarter of 2014 increased by only $0.1 million or 0.5% from $23.2 million in the third quarter of 2014.

Research Expenses

The Company continues to focus its research efforts on potential new products, technology, manufacturing processes and formulations for existing products. Research expenses for the year ended December 31, 2014 totalled $7.9 million, a $1.0 million or 14.1% increase from $6.9 million for the year ended December 31, 2013, primarily due to ongoing efforts to support the South Carolina Project and other manufacturing cost reduction programs.

Research expenses for the year ended December 31, 2013 totalled $6.9 million, a $0.7 million or 10.8% increase from $6.2 million for the year ended December 31, 2012, primarily to support the South Carolina Project.

As a percentage of revenue, research expenses represented 1.0%, 0.9%, 0.8% for 2014, 2013 and 2012, respectively.

Research expenses for the fourth quarter of 2014 totalled $2.4 million, a $0.3 million or 17.2% increase from $2.0 million for the fourth quarter of 2013, and a $0.6 million or 32.4% increase from $1.8 million for the third quarter of 2014. The increase in both periods was primarily due to ongoing efforts to support the South Carolina Project and other manufacturing cost reduction programs.

Manufacturing Facility Closures, Restructuring and Other Related Charges

Manufacturing facility closures, restructuring and other related charges for the year ended December 31, 2014 totalled $4.9 million, a $25.8 million decrease from $30.7 million for the year ended December 31, 2013, primarily due to a $3.2 million charge recorded in 2014 as compared to a $27.9 million charge recorded in 2013, for the South Carolina Project. The charges recorded in 2014 primarily related to equipment relocation and workforce retention costs. The charges recorded in 2013 primarily related to the impairment of property, plant and equipment upon the announcement of the South Carolina Project, and related environmental remediation and accrued workforce retention costs.

Manufacturing facility closures, restructuring and other related charges for the year ended December 31, 2013 totalled $30.7 million, a $12.4 million increase from $18.3 million for the year ended December 31, 2012, primarily due to a $27.9 million charge recorded in 2013 for the South Carolina Project as compared to the $9.1 million charge for the Richmond, Kentucky manufacturing facility closure and $5.8 million charge for the consolidation of the shrink film production recorded in 2012.

Manufacturing facility closures, restructuring and other related charges for the fourth quarter of 2014 totalled $1.0 million, a $0.7 million decrease from $1.6 million for the fourth quarter of 2013. The decrease was primarily due to a $0.7 million charge recorded in the fourth quarter of 2014 for the South Carolina Project as compared to a $1.1 million charge recorded for the South Carolina Project and the non-recurrence of $0.2 million of charges for the consolidation of the shrink film production in the fourth quarter of 2013.

Manufacturing facility closures, restructuring and other related charges for the fourth quarter of 2014 decreased $0.6 million from $1.6 million for the third quarter 2014, primarily due to a a decrease in equipment relocation costs for the South Carolina Project in the fourth quarter of 2014 and the non-recurrence of an impairment charge recorded in the third quarter of 2014 relating to the Richmond, Kentucky manufacturing facility, The Company sold the Richmond, Kentucky property in the fourth quarter of 2014 for net proceeds of $2.3 million.

Finance Costs

Finance costs for the year ended December 31, 2014 totalled $6.2 million, a $0.5 million or 7.4% decrease from $6.7 million for the year ended December 31, 2013, primarily due to (i) lower interest expense as a result of a lower average cost of debt and a lower average amount of debt outstanding and

(ii) an increase in capitalized interest. These changes were partially offset by an increase in debt issue cost expensed as a result of replacing the ABL facility with the Revolving Credit Facility and the prepayment of certain other debt in the fourth quarter of 2014, as well as an increase in foreign exchange losses.

Finance costs for the year ended December 31, 2013 totalled $6.7 million, a $7.9 million or 54.2% decrease from $14.5 million for the year ended December 31, 2012, primarily due to lower interest expense resulting from the 2013 redemption of outstanding Senior Subordinated Notes bearing interest at 8.5%.

Finance costs for the fourth quarter of 2014 totalled $2.5 million, a $1.4 million or 144% increase from $1.0 million for the fourth quarter of 2013 and a $1.2 million or 89.5% increase from $1.3 million for the third quarter of 2014. The increase in both periods was primarily due to an increase in debt issue cost expensed as a result of replacing the ABL facility with the Revolving Credit Facility and the prepayment of certain other debt in the fourth quarter of 2014.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements.

Below is a table reflecting the calculation of the Company’s effective tax rate:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013	2012
	$	$	$	$	$
Income tax expense (benefit)	1.1	(39.3)	22.9	(35.8)	0.2
Earnings before income tax expense (benefit)	7.2	14.3	58.7	31.6	20.6
Effective tax rate	15.8%	-274.6%	39.0%	-113.5%	1.0%

The significant increase in the effective tax rate for 2014 compared to 2013 is primarily due to (i) the non-recurrence of the $43.0 million tax benefit recorded during the year ended December 31, 2013 to recognize the previously derecognized US deferred tax assets, (ii) the partial utilization of such deferred tax assets during the year ended December 31, 2014, and (iii) the tax expense incurred in connection with the Legal Entity Reorganization during the year ended December 31, 2014. The decrease in the effective tax rate in 2013 compared to 2012 was primarily due to the recognition by the Company of $47.8 million of its US deferred tax assets, all of which were previously derecognized as of December 31, 2010. Of this $47.8 million, $43.0 million impacted net earnings while the remaining impacted shareholders equity. This decrease in the effective tax rate was partially offset by the derecognition of $4.6 million of deferred tax assets in the Canadian jurisdiction during the year ended December 31, 2013.

As compared to the fourth quarter of 2013, the effective tax rate for the fourth quarter of 2014 increased primarily due to (i) the non-recurrence of the $43.0 million tax benefit recorded during the fourth quarter of December 31, 2013 to recognize the Company’s previously derecognized US deferred tax assets and (ii) the partial utilization of such deferred tax assets during the fourth quarter of 2014. These increases were slightly offset by a tax benefit recorded in the fourth quarter of 2014 to reduce the upfront tax expense estimated and recorded in the third quarter of 2014 in connection with the Legal Entity Reorganization. The total upfront tax expense incurred in connection with the Legal Entity Reorganization for the year ended December 31, 2014 was $1.8 million. This reorganization is also expected to result in an ongoing annual income tax benefit of over $7 million beginning on October 30, 2014.

The effective tax rate of 15.8% for the fourth quarter of 2014 was lower than the forecasted 35% to 38% tax rate range discussed in the outlook section of the MD&A for the third quarter of 2014 due to (i) a reduction in the upfront tax expense incurred in connection with the Legal Entity Reorganization resulting from final calculations of income for tax purposes and (ii) a variation in the expected mix of earnings between tax jurisdictions.

Net Earnings

Net earnings for the year ended December 31, 2014 totalled $35.8 million, a $31.5 million decrease from $67.4 million for the year ended December 31, 2013, primarily due to the non-recurrence of the $43.0 million tax benefit recorded during the year ended December 31, 2013 to recognize the previously derecognized US deferred tax assets and the partial utilization of such deferred tax assets during the year ended December 31, 2014. The decrease was partially offset by higher manufacturing facility closures, restructuring and other related charges recorded in the first quarter of 2013 when the South Carolina Project was announced.

Net earnings for the year ended December 31, 2013 totalled $67.4 million, a $47.0 million increase from $20.4 million for the year ended December 31, 2012, primarily due to the recognition of previously derecognized deferred tax assets related to the US jurisdiction in the fourth quarter of 2013, an increase in gross profit and lower interest expense partially offset by an increase in manufacturing facility closures, restructuring and other related charges.

Net earnings for the fourth quarter of 2014 totalled $6.1 million, a $47.6 million decrease from $53.6 million for the fourth quarter of 2013, primarily due the non-recurrence of the $43.0 million tax benefit recorded during the fourth quarter of 2013 to recognize the previously derecognized US deferred tax assets and the partial utilization of such deferred tax assets during the fourth quarter of 2014.

Net earnings for the fourth quarter of 2014 increased $0.1 million from $6.0 million for the third quarter of 2014 primarily due to a decrease in in income tax expense partially offset by a decrease in gross profit.

Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share and free cash flows (please see the below “Cash Flows” section for a description and reconciliation of free cash flows). The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant, and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with

GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013	2012
	$	$	$	$	$
Net earnings	6.1	53.6	35.8	67.4	20.4
Manufacturing facility closures, restructuring and other related charges	1.0	1.6	4.9	30.7	18.3
Stock-based compensation expense	3.0	0.1	6.2	4.9	1.8
Impairment of long-lived assets and other assets	0.1	0.0	0.1	0.2	—
(Gain) loss on disposals of property, plant and equipment	(0.0)	(0.0)	(0.1)	0.1	0.5
Other Item: Provision related to the resolution of a contingent liability	—	—	—	1.3	—
Other Item: Brantford pension charge	0.3	—	1.6	—	—
Income tax effect of these items	1.6	(2.9)	3.8	(1.1)	(0.9)

Adjusted net earnings	11.9	52.4	52.4	103.4	40.1

Earnings per share

Basic	0.10	0.88	0.59	1.12	0.35
Diluted	0.10	0.86	0.58	1.09	0.34

Adjusted earnings per share

Basic	0.20	0.86	0.86	1.71	0.68
Diluted	0.19	0.84	0.84	1.68	0.66

Weighted average number of common shares outstanding

Basic	60,427,043	60,776,649	60,718,776	60,379,533	59,072,407
Diluted	62,307,696	62,170,733	62,060,923	61,632,652	60,629,136

Adjusted net earnings totalled $52.4 million for the year ended December 31, 2014, a $51.0 million decrease from $103.4 million for the year ended December 31, 2013, primarily due to the non-recurrence of the $43.0 million tax benefit recorded during the year ended December 31, 2013 to recognize the previously derecognized US deferred tax assets and the partial utilization of such deferred tax assets during the year ended December 31, 2014.

Adjusted net earnings totalled $103.4 million for the year ended December 31, 2013, a $63.4 million increase from $40.1 million for the year ended December 31, 2012, primarily due to recognition of previously derecognized deferred tax assets related to the US jurisdiction in the fourth quarter of 2013 and an increase in gross profit.

Adjusted net earnings totalled $11.9 million for the fourth quarter of 2014, a $40.5 million decrease from $52.4 million for the fourth quarter of 2013, primarily due to the non-recurrence of the $43.0 million tax benefit recorded during the fourth quarter of 2013 to recognize the previously derecognized US deferred tax assets and the partial utilization of such deferred tax assets during the fourth quarter of 2014.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant, and equipment and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance for the reasons stated in the previous sentence.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013	2012
	$	$	$	$	$
Net earnings	6.1	53.6	35.8	67.4	20.4
Interest and other finance costs	2.4	1.0	6.2	6.6	14.1
Income tax expense (benefit)	1.1	(39.3)	22.9	(35.8)	0.2
Depreciation and amortization	6.7	6.9	26.2	27.7	30.4

EBITDA	16.3	22.3	91.1	65.9	65.1
Manufacturing facility closures, restructuring and other related charges	1.0	1.6	4.9	30.7	18.3
Stock-based compensation expense	3.0	0.1	6.2	4.9	1.8
Impairment of long-lived assets and other assets	0.1	0.0	0.1	0.2	—
(Gain) loss on disposal of plant, property and equipment	(0.0)	(0.0)	(0.1)	0.1	0.5
Other Item: Provision related to the resolution of a contingent liability	—	—	—	1.3	—
Other Item: Brantford pension charge	0.3	—	1.6	—	—

Adjusted EBITDA	20.6	24.0	103.9	103.1	85.6

Adjusted EBITDA totalled $103.9 million for the year ended December 31, 2014, a $0.8 million or 0.8% increase from $103.1 million for the year ended December 31, 2013, primarily due to an increase in gross profit partially offset by (i) an increase in professional fees, (ii) an increase in research expenses, (iii) additional expenses associated with credit insurance coverage commencing for accounts receivable in the fourth quarter of 2013 and (iv) the non-recurrence of a bad debt recovery recorded in 2013.

Adjusted EBITDA totalled $103.1 million for the year ended December 31, 2013, a $17.4 million or 20.4% increase from $85.6 million for the year ended December 31, 2012, primarily due to increased gross profit.

Adjusted EBITDA totalled $20.6 million for the fourth quarter of 2014, a $3.4 million or 14.0% decrease from $24.0 million for the fourth quarter of 2013, primarily due to higher SG&A and lower gross profit.

Comprehensive Income

Comprehensive income is comprised of net earnings and other comprehensive income (loss). Comprehensive income totalled $23.5 million for the year ended December 31, 2014, a $56.1 million or 70.5% decrease from $79.6 million for the year ended December 31, 2013, primarily due to lower net earnings in 2014 and losses from the remeasurement of the defined benefit liability compared to actuarial gains in 2013.

Comprehensive income totalled $79.6 million for the year ended December 31, 2013, a $61.5 million or 340% increase from $18.1 million for the year end December 31, 2012, primarily due to higher net earnings in 2013 and gains from the remeasurement of the defined benefit liability compared to actuarial losses in 2012.

Off-Balance Sheet Arrangements

The Company had standby letters of credit issued and outstanding as of December 31, 2014 that could result in payments by the Company of up to an aggregate of $2.0 million upon the occurrence of certain events. All of the letters of credit have expiry dates in 2015.

The Company had commitments to suppliers to purchase machines and equipment totalling approximately $2.7 million as of December 31, 2014. It is expected that such amounts will be paid out in the next twelve months.

The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until consumed in production. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. At December 31, 2014, the Company had on hand $16.2 million of raw material owned by our suppliers.

The Company entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through December 2015 totalling approximately $5.0 million as of December 31, 2014. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party shall be liable for failure to perform for reasons of Force Majeure as defined within the agreements.

The Company entered into agreements with various utility suppliers to fix certain energy costs through October 2017 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.5 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party shall be liable for failure to perform for reasons of Force Majeure as defined within the agreements.

The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements. The Company maintains no other off-balance sheet arrangements.

Related Party Transactions

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the then-newly appointed Chief Financial Officer’s home in Montreal, Québec, Canada to assist in the relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. Upon the sale of the home, the Company will be reimbursed for the purchase funding. As of December 31, 2014, the home is for sale.

The Company’s key personnel are members of the Board of Directors and five members of senior management in 2014. Key personnel remuneration includes: short-term benefits including employee salaries and bonuses, director retainer and committee fees, post-employment benefits, stock-based compensation expense, and termination benefits. Total key personnel remuneration decreased $0.1 million to $8.8 million for the year ended December 31, 2014 from $8.9 million for the year ended December 31, 2013.

Working Capital

The Company experiences some business cyclicality that requires the management of working capital resources. Typically, a larger investment in working capital is required in quarters when accounts receivable increase due to higher sales and when inventory increases due to higher anticipated future sales. Furthermore, certain liabilities are accrued for throughout the year and are only paid during the first quarter of the following year.

The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 58 in the fourth quarter of 2014 from 57 in the fourth quarter of 2013. Inventories increased $2.5 million to

$96.8 million as of December 31, 2014 from $94.3 million as of December 31, 2013 primarily due to lower woven coated product inventory in the fourth quarter of 2013, partially offset by a decrease in raw material purchases in the fourth quarter of 2014.

The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO decreased by one day from 38 in the fourth quarter of 2013 to 37 in the fourth quarter of 2014. Trade receivables increased $2.7 million to $81.2 million as of December 31, 2014 from $78.5 million as of December 31, 2013 primarily due to an increase in the amount and timing of the revenue invoiced in 2014.

The calculations are shown in the following tables:

	Three months ended			Three months ended
	Dec. 31, 2014	Dec. 31, 2013		Dec. 31, 2014	Dec. 31, 2013
Cost of sales (1)	$164.5	$153.5	Revenue (1)	$200.8	$191.5
Days in quarter	92	92	Days in quarter	92	92

Cost of sales per day (1)	$1.79	$1.67	Revenue per day (1)	$2.18	$2.08
Average inventory (1)	$102.8	$94.4	Trade receivables (1)	$81.2	$78.5

Days inventory	58	57	DSO	37	38

Days inventory is calculated as follows:			DSO is calculated as follows:
Cost of sales ÷ Days in quarter = Cost of sales per day			Revenue ÷ Days in quarter = Revenue per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory			Ending trade receivables ÷ Revenue per day = DSO
Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars

Accounts payable and accrued liabilities increased $0.6 million to $77.0 million as of December 31, 2014 from $76.4 million as of December 31, 2013 primarily due to an increase in the SARs liability resulting from an increase in the Company’s share price in 2014 partially offset by the timing of payments associated with capital expenditures for the South Carolina Project and other SG&A.

Liquidity

The Company has access to a $300 million Revolving Credit Facility through November 2019. As of December 31, 2014, the Company had drawn a total of $102.1 million, resulting in loan availability of $197.9 million. In addition, the Company had $8.3 million of cash, yielding total cash and loan availability of $206.2 million as of December 31, 2014.

The Company believes it has sufficient funds from cash flows from operating activities, funds available under the Revolving Credit Facility and cash on hand to meet its expected capital expenditures and working capital requirements for at least the next twelve months.

Long-Term Debt

The Company’s $300 million Revolving Credit Facility is with a syndicate of financial institutions and replaced the Company’s $200 million ABL facility. The Company relies upon cash flows from operations and funds available under the Revolving Credit Facility to meet working capital requirements as well as to fund capital expenditures, mergers and acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes. The Revolving Credit Facility also includes an incremental accordion feature of $150 million, which will enable the Company to increase the limit of this facility (subject to the credit agreement’s terms) if needed.

As of December 31, 2014, the Company had drawn a total of $102.1 million against the Revolving Credit Facility, which consisted of $100.0 million of borrowings and $2.0 million of standby letters of credit.

The Company had total cash and loan availability of $206.2 million as of December 31, 2014, $60.3 million as of September 30, 2014, and $50.3 million as of December 31, 2013. The Company had cash and loan availability under the Revolving Credit Facility exceeding $190 million as of March 9, 2015.

The Revolving Credit Facility is priced primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points (125 basis points as of December 31, 2014), which is less than the Company’s previous ABL facility and mortgage debt. The spread depends on the consolidated total leverage ratio and increases as the consolidated total leverage ratio increases. The pricing grid for the loan margin ranges from 1.00% to 2.25% for LIBOR rate loans. The revolving credit loans denominated in US Dollars bear interest at the LIBOR rate applicable to dollar-denominated loans plus the applicable margin. Revolving credit loans denominated in an alternative currency bear interest at the LIBOR rate applicable to alternative currency-denominated loans plus the applicable margin and any mandatory costs. The Revolving Credit Facility has three financial covenants, a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a purchase price not less than $50 million, a consolidated debt service ratio not to be less than 1.50 to 1.00, and the aggregated amount of all capital expenditures in any fiscal year may not exceed $50 million. Any portion of the allowable $50 million not expended in the year may be carried over for expenditure in the following year but not carried over to any additional subsequent year thereafter. The Company was in compliance with the consolidated total leverage ratio, consolidated debt service ratio and capital expenditures limit, as defined by the agreement, which were 1.23, 2.10 and $40.6 million, respectively, as of December 31, 2014.

The ABL facility was priced at 30-day LIBOR plus a loan margin determined from a pricing grid. The loan margin declined as loan availability increased. The pricing grid for the loan margin ranged from 1.75% to 2.25%. The ABL facility had one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL facility agreement) less capital expenditures not financed under the Equipment Finance Agreement, pension plan contributions in excess of pension plan expense, dividends, and cash taxes to the sum of debt service and the amortization of the value of the manufacturing equipment included in the borrowing base. The financial covenant became effective only when loan availability dropped below $25.0 million.

On August 14, 2012, the Company entered into the Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by March 31, 2014. The amount available under the facility was increased to $25.7 million as of March 26, 2014. The terms of the arrangement include multiple individual finance leases, each of which has a term of 60 months and a fixed interest rate of 2.74%, 2.90%, and 2.95% for leases scheduled prior to January 1, 2013, January 1, 2014, and March 31, 2014, respectively. The Company financed two schedules totalling $5.3 million in 2012, two schedules totalling $16.9 million in 2013, and one schedule for $3.5 million in the first quarter of 2014.

Cash Flows

Cash flows from operating activities increased in 2014 by $4.7 million to $86.9 million from $82.2 million in 2013, primarily due to higher gross profit.

Cash flows from operating activities decreased in 2013 by $2.3 million to $82.2 million from $84.5 million in 2012, primarily due to a one day increase in trade receivable DSO in 2013 compared to a five day decrease in 2012 relating to an increase in the amount of revenue invoiced and collected early in the fourth quarter of 2012 compared to the fourth quarter of 2013 and higher payments in 2013 related to variable compensation costs accrued for in 2012. The decrease was partially offset by higher gross profit.

Cash flows from operating activities increased in the fourth quarter of 2014 by $10.9 million to $33.8 million from $22.9 million in the fourth quarter of 2013, primarily due to a larger decrease in inventory in the fourth quarter of 2014 due to higher sales in the fourth quarter of 2014 compared to 2013.

Cash flows used for investing activities decreased in 2014 by $8.1 million to $36.8 million from $44.9 million in 2013, primarily due to lower capital expenditures and higher proceeds from the sale of property, plant and equipment and other assets.

Cash flows used for investing activities increased in 2013 by $23.8 million to $44.9 million from $21.1 million in 2012, primarily due to higher capital expenditures related to the South Carolina Project.

Cash flows used for investing activities decreased in the fourth quarter of 2014 by $7.7 million to $4.7 million from $12.4 million in the fourth quarter of 2013, primarily due to lower capital expenditures and proceeds from the sale of the Richmond, Kentucky manufacturing facility in the fourth quarter of 2014.

Total expenditures in connection with property, plant and equipment were $40.6 million, $46.8 million and $21.6 million for the years ended December 31, 2014, 2013 and 2012, respectively and $7.0 million and $12.3 million for the fourth quarter of 2014 and 2013, respectively. Capital expenditures for the South Carolina Project since inception have totalled $48.9 million and were $24.3 million and $21.8 million for the years ended December 31, 2014 and 2013, respectively and $3.7 million and $5.5 million for the fourth quarter of 2014 and 2013, respectively.

Cash flows used in financing activities increased in 2014 by $3.3 million to $43.7 million from $40.5 million in 2013, primarily due to an increase in dividends paid, repurchases of common stock, lower proceeds from the exercise of stock options granted pursuant to the Company’s Executive Stock Option Plan and an increase in the payment of debt issue costs related to entering the Revolving Credit Facility in the fourth quarter of 2014. The increase was partially offset by smaller net repayment of debt in 2014 and lower interest payments in 2014.

Cash flows used in financing activities decreased in 2013 by $21.6 million to $40.5 million from $62.0 million in 2012, primarily due to a smaller net repayment of debt as a result of lower free cash flows related to an increase in capital expenditures for the South Carolina Project and lower interest payments resulting from Note redemptions in 2012 and 2013. These decreases were partially offset by an increase in dividends paid in 2013.

Cash flows used in financing activities increased in the fourth quarter of 2014 by $13.8 million to $27.6 million from $13.8 million in the fourth quarter of 2013, primarily due to a larger net repayment of debt as a result of higher free cash flows, an increase in dividends paid and an increase in the payment of debt issue costs related to entering the Revolving Credit Facility in the fourth quarter of 2014.

The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, increased in 2014 by $11.0 million to an inflow of $46.3 million from an inflow of $35.3 million in 2013, primarily due to lower capital expenditures and an increase in gross profit.

Free cash flows decreased in 2013 by $27.6 million to an inflow of $35.3 million from an inflow of $62.9 million in 2012, primarily due to increased capital expenditures related to the South Carolina Project.

Free cash flows increased in the fourth quarter of 2014 by $16.2 million to an inflow of $26.8 million from an inflow of $10.6 million in the fourth quarter of 2013, primarily due to a decrease in inventory and lower capital expenditures.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013	2012
	$	$	$	$	$
Cash flows from operating activities	33.8	22.9	86.9	82.2	84.5
Less purchases of property, plant and equipment	(7.0)	(12.3)	(40.6)	(46.8)	(21.6)

Free cash flows	26.8	10.6	46.3	35.3	62.9

Capital Resources

The Company had commitments to suppliers to purchase machines and equipment totalling approximately $2.7 million as of December 31, 2014. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Revolving Credit Facility as discussed above.

Contractual Obligations

The Company’s principal contractual obligations and commercial commitments relate to its outstanding debt and its operating lease obligations. The following table summarizes these obligations as of December 31, 2014:

	Payments Due by Period (1)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt principal obligations	100.2	—	0.1	100.1	—
Finance lease obligations	25.2	5.7	11.5	5.6	2.4
Pensions and other post-retirement benefits - defined benefit plans (2)	2.4	2.4	—	—	—
Pensions and other post-retirement benefits - defined contribution plans (3)	3.0	3.0	—	—	—
Operating lease obligations	11.9	2.2	4.0	2.6	3.1
Standby letters of credit	2.0	2.0	—	—	—
Equipment purchase commitments	2.7	2.7	—	—	—
Utilities contract obligations (4)	34.7	5.7	8.2	6.3	14.4
Raw material purchase commitments (5)	21.2	21.2	—	—	—
Other provisions	6.3	2.8	1.5	0.1	2.0

Total	209.6	47.7	25.3	114.7	21.9

(1)	“Less than 1 year” represents those payments due in 2015, “1-3 years” represents those payments due in 2016 and 2017, “3-5 years” represents those payments due in 2018 and 2019, while “After 5 years” includes those payments due in later periods.

(2)	Defined benefit plan contributions represent the amount the Company expects to contribute in 2015. Defined benefit plan contributions beyond 2015 are not determinable since the amount of any contributions is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavourable impact on the Company’s future pension and other post-retirement benefits funding obligations as well as net periodic benefit cost.

(3)	Defined contribution plan contributions represent the obligation recorded at December 31, 2014 to be paid in 2015. Certain defined contribution plan contributions beyond 2015 are not determinable since contribution to the plan is at the discretion of the Company.

(4)	Utilities contract obligations include a ten-year electricity service contract at a manufacturing facility. Beginning in the second quarter of 2014, the Company committed to monthly minimum usage requirements over the term of the contract. The figures included in the table above are estimates of electricity utilization and do not include penalties of up to $17.0 million for early contract termination. The Company does not expect to cancel the contract prior to the end of its term.

Utilities contract obligations also include agreements with various utility suppliers to fix certain energy costs for minimum amounts of consumption at several of its manufacturing facilities, as discussed in the section titled “Off-Balance Sheet Arrangements” above. The figures included in the table above are estimates of utility billings over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreements.

(5)	Raw material purchase commitments include certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until consumed in production. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The figures included in the table above represent raw material inventory on hand or in transit, owned by our suppliers, that the Company expects to consume.

Raw material purchase commitments also include agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates, as discussed in the section titled “Off-Balance Sheet Arrangements” above. The figures included in the table above do not include estimates for storage costs, fees or penalties. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these agreements.

Purchase orders outside the scope of the raw material purchase commitments as defined in this section are not included in the table above. The Company is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as these purchase orders typically represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company’s purchase orders are based on current demand expectations and are fulfilled by our vendors within short time horizons. The Company does not have significant non-cancellable agreements for the purchase of inventory or other goods specifying minimum quantities or set prices that exceed expected requirements. The Company also enters into contracts for outsourced services; however, the obligations under these contracts were not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

Stock Appreciation Rights

On June 20, 2012, the Board of Directors of the Company adopted the 2012 Stock Appreciation Rights Plan (“SAR Plan”) in lieu of granting stock options in 2012. The purpose of the SAR Plan is to (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the Company’s development; and (c) attract and retain key employees necessary for the Company’s long-term success. The SAR Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award SARs to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable 25% per year over three years.

Over the life of the awards, the total amount of expense recognized will be equal to the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.

A SAR is granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares on the TSX on the trading day immediately preceding the day on which a SAR is granted.

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56 with contractual lives ranging from six to ten years.

The amount and timing of a potential cash payment to settle a SAR is not determinable since the decision to exercise is not within the Company’s control after the award vests. At December 31, 2014, the aggregate intrinsic value of outstanding vested awards was $1.4 million. At December 31, 2014, $3.0 million was accrued to settle SAR awards exercised but not yet paid.

Capital Stock and Dividends

As of December 31, 2014, there were 60,435,826 common shares of the Company outstanding.

During the year ended December 31, 2014, 492,500 stock options were granted at a weighted average exercise price of CDN$12.51 and a weighted average fair value of $3.12 and 256,677 stock options were exercised resulting in proceeds of $0.8 million. There were 140,000 stock options forfeited during the year ended December 31, 2014.

During the year ended December 31, 2013, 830,000 stock options were granted at a weighted average exercise price of CDN$12.19 and a weighted average fair value of $3.69 and 1,151,610 stock options were exercised resulting in proceeds of $3.8 million. There were 71,250 stock options forfeited during the year ended December 31, 2013.

During the year ended December 31, 2012, no stock options were granted or forfeited and 663,989 stock options were exercised resulting in proceeds of $2.0 million.

During the fourth quarter of 2014, no stock options were granted or forfeited and 21,250 stock options were exercised, resulting in proceeds of $0.1 million.

The Company paid a dividend of $0.08, $0.08, $0.12 and $0.12 per common share on March 31, June 30, September 30 and December 31, 2014 to shareholders of record at the close of business on March 19, June 17, September 15 and December 15, 2014, respectively.

On July 7, 2014, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend by 50% from $0.32 to $0.48 per common share.

On March 9, 2015, the Board of Directors declared a quarterly dividend of $0.12 per common share payable on March 31, 2015 to shareholders of record at the close of business March 19, 2015.

The dividends paid and payable by the Company in 2014 are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

On July 7, 2014, the Board of Directors and the Toronto Stock Exchange (“TSX”) approved the Company’s application to make a NCIB. Under the NCIB, the Company is entitled to repurchase for cancellation up to 2,000,000 common shares, representing 3.28% of the Company’s then issued and outstanding shares, over a twelve-month period starting on July 10, 2014 and ending on July 9, 2015. The purchases by the Company are effected through the facilities of the TSX and are made at the market price of the shares at the time of the purchase. As of December 31, 2014, the Company has repurchased 597,500 common shares at an average price of CDN$14.35 per share, including commissions, for a total purchase price of $7.8 million.

In the second quarter of 2014, the Board of Directors adopted the Performance Share Unit (“PSU”) Plan. The purpose of the PSU Plan is to provide participants with a proprietary interest in the Company to (a) increase the incentives of those participants who share primary responsibility for the management, growth and protection of the business of the Company, (b) furnish an incentive to such participants to continue their services for the Company and (c) provide a means through which the Company may attract potential employees. The PSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs to eligible persons. A PSU, as defined by the Company’s PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive the number of common shares of the Company underlying the PSU. Furthermore, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. PSUs are net-settled to satisfy minimum statutory tax withholding requirements.

On June 11, 2014, 152,500 PSUs were granted with a fair value of $11.38. The PSUs are earned over a three year period with vesting at the third anniversary of the grant date. The number of shares earned can range from 0% to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return ranking versus a specified peer group of companies. During the fourth quarter of 2014, there were no PSUs granted.

In the second quarter of 2014, the Board of Directors adopted the Deferred Share Unit (“DSU”) Plan. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award DSUs to any member of the Board of Directors of the Company that is not an executive officer or employee of the Company. A DSU, as defined by the Company’s DSU Plan, represents the right of a participant to receive a common share of the Company. Under the DSU Plan, each director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company. DSUs are net-settled to satisfy minimum statutory tax withholding requirements.

During the year ended December 31, 2014, there were 36,901 DSUs granted at a weighted average fair value of $12.04.

During the fourth quarter of 2014, there were no DSUs granted.

Pension and Other Post-Retirement Benefit Plans

The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $31.7 million as of December 31, 2014 as compared to $18.9 million as of December 31, 2013. The increase in the current year is primarily due to a decrease in weighted average discount rate from 4.63% and 4.80% for US and Canadian plans, respectively, as of December 31, 2013 to 3.73% and 4.15% for US and Canadian plans, respectively, as of December 31, 2014. These changes resulted in an increase in net present value of the liability and are partially offset by return on plan assets and annual contribution paid by the Company. For 2014, the Company contributed $2.3 million as compared to $4.3 million in 2013, to its funded pension plans and to beneficiaries for its unfunded other benefit plans. Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however, the Company expects to meet its minimum required pension benefit plan funding obligations for 2015. None of the defined benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.

Effective September 30, 2011, the defined benefit plan associated with the former Brantford, Ontario manufacturing facility sponsored by the Company was wound-up. Pursuant to applicable legislation, benefits for this plan must be settled within the five-year period following the wind-up effective date. During the year ended December 31, 2014, the Company purchased group annuity buy out policies to settle its obligation to plan participants resulting in non-cash settlement losses of $1.6 million representing the difference between the accounting liability and the cost to settle the obligations. The settlement losses were included in the statement of consolidated earnings under the caption cost of sales.

Financial Risk, Objectives and Policies

The Company is exposed to various financial risks including: foreign exchange rate risk, interest rate risk, credit risk, liquidity risk and price risk resulting from its operations and business activities. The Company’s management is responsible for setting acceptable levels of risks and reviewing management activities as necessary.

The Company does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

For the years ended December 31, 2014, 2013 and 2012, the Company did not execute any financial risk management contracts. For a complete discussion of the Company’s financial risks, management policies and procedures and objectives, please refer to Note 21 to the Consolidated Financial Statements as of and for the year ended December 31, 2014.

Litigation

On July 3, 2014, the Company’s former Chief Financial Officer filed a complaint with the Occupational Safety and Health Administration of the US Department of Labor (“OSHA”) alleging certain violations by the Company related to the terms of his employment and his termination. The Company has filed with OSHA its response to the complaint. The Company believes that these allegations and claims are without merit and intends to vigorously defend them. Because the proceeding is currently in its initial stages, the Company is not currently able to predict the probability of a favourable or unfavourable outcome, or the amount of any possible loss in the event of an unfavourable outcome. Consequently, no material provision or liability has been recorded for these allegations and claims as of December 31, 2014.

In February 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the Company in the US District Court for Western Tennessee, alleging that the Company had infringed a patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. In May 2013, the Company agreed to a settlement of the outstanding litigation. Under the confidential settlement agreement, the Company paid Multilayer an undisclosed amount in full settlement of all outstanding issues. The terms of the agreement do not restrict the sale of any of the Company’s products, as the Company’s current products do not utilize Multilayer’s patented invention. The Company does not expect that the settlement will have any material effect on the Company’s continuing operations. The settlement has not had, and is not anticipated to have, any material effect on the Company’s continuing operations.

The Company is also engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of December 31, 2014.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

Significant Management Judgment

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Please refer to Note 5 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2014 for more information regarding income taxes.

Estimation Uncertainty

Impairments

At the end of each reporting period the Company performs a test of impairment if there are indicators of impairment. An impairment loss is recognized when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes. Please refer to Note 12 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2014 for more information regarding impairment testing of long-term assets.

Pension and other post-retirement benefits

The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected healthcare cost trend. Actual results will differ from estimated results which are based on assumptions. Please refer to Note 17 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2014 for more information regarding the assumptions related to the pension and other post-retirement benefit plans.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the

Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Please refer to Note 5 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2014 for more information regarding income taxes.

Useful lives of depreciable assets

Management reviews the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management assesses the useful lives which represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment.

Net realizable value of inventories and parts and supplies

Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made.

Allowance for doubtful accounts and revenue adjustments

During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Please refer to Note 21 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2014 for more information regarding the allowance for doubtful accounts and the related credit risks.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.

Provisions of the Company include environmental and restoration obligations, resolution of a contingent liability and severance and other provisions. Please refer to Note 14 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2014 for more information regarding provisions.

Stock-based payments

The estimation of stock-based payment fair value and expense requires the selection of an appropriate pricing model.

The model used by the Company for the Executive Stock Option Plan (“ESOP”) and SAR Plan is the Black-Scholes pricing model. Inputs to the Black-Scholes pricing model include data and consideration as to the volatility of the Company’s own stock, the probable life of awards granted and the time of exercise of those awards.

The model used by the Company for the PSU Plan is the Monte Carlo simulation model. Inputs to the Monte Carlo pricing model include data and consideration as to the volatility of the Company’s own stock as well as a peer group, the performance measurement period, and the risk-free rate commensurate with the term of the award.

Please refer to Note 15 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2014 for more information regarding stock-based payments.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers: IFRS 15 replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) – Financial Instruments: IFRS 9 (2014) replaces IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 (2014) addresses accounting for financial assets and financial liabilities, classification and measurement, recognition and derecognition, hedge accounting and impairment. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of December 31, 2014 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2013, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future sales and financial results, availability of credit, level of indebtedness, payment of dividends, fluctuations in raw material costs, capital and other significant expenditures, liquidity, judgments, estimates, assumptions, litigation and business strategy may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2013 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.